For immediate release
                                                                November 5, 2003


                   Toyota Announces Record Semi-Annual Results
        Net revenues, Operating Income and Net Income Reach Record Highs
           (All consolidated financial information has been prepared
                          in accordance with accounting
               principles generally accepted in the United States)


Tokyo--TOYOTA MOTOR CORPORATION (TMC) today announced operating results for the six months ended September 30, 2003.

Beginning this term, Toyota's consolidated financial results are reported in accordance with U.S. generally accepted accounting principles (U.S. GAAP). For the purposes of comparison, last year's figures have also been restated according to U.S. GAAP.

On a consolidated basis, net revenues for the six months totaled 8.2 trillion yen, an increase of 8.0 percent compared with the same period last year. Operating income increased 12.1 percent to 767.7 billion yen, while income before income taxes, minority interest and equity in earnings of affiliated companies was 812.0 billion yen. Net income for the period increased 23.2 percent to 524.4 billion yen. All figures represent new records. Net income per share (basic) was 153.36 yen, an increase of 34.92 yen compared with the six-month period ended September 30, 2002.

On an unconsolidated basis, net sales reached 4.3 trillion yen, an increase of
2.3 percent versus last year. Operating income decreased 2.6 percent to 459.1 billion yen, while ordinary income was 510.5 billion yen, up 6.0 percent. Net income totaled 338.0 billion yen, a decrease of 11.6 percent.

TMC also announced a first-half cash dividend of twenty yen for the six months ended September 30, 2003, an increase of four yen compared with the same period last year.

Commenting on the results, TMC executive vice president Ryuji Araki said, "While major markets have been experiencing limited growth in recent years, Toyota's vehicle sales have seen a continued annual growth of four hundred thousand units. Even during the current semi-annual period, overseas retail vehicle sales grew significantly in all regions."

TMC's Japanese market share (excluding minivehicles) for the six months ended September 30, 2003 was 42.5 percent, a 0.4 percent increase over same period last year. Vehicle sales increased by fifty-seven thousand units, to 1.08 million vehicles, supported by the introduction of new products such as the Raum and WISH.

In North America, consolidated wholesale vehicle sales remained at last year's first-half levels.






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At the same time, favorable retail sales of vehicles such as the Corolla Sedan and the new Lexus GX470 and RX330 helped the company achieve first-half sales of more than one million vehicles in the U.S. for the first time. Sales of Scion vehicles, which were launched in June, also continue to be favorable. As a result, our market share rose to 11.3 percent. TMC hopes to achieve its annual sales target of two million vehicles in North America during this fiscal year.

In Europe, sales continued to grow despite a slump in the overall market, aided by the new Avensis. Consolidated sales in Europe were 441 thousand vehicles, an increase of 12.5 percent over the same period last year. TMC expects that its annual sales target of 800 thousand vehicles will be achieved this term.

Consolidated global sales reached 3.17 million vehicles in the first half, an increase of 219 thousand vehicles, or 7.4 percent.

TMC's unconsolidated forecast in accordance with Japan GAAP for the fiscal year ending March 31, 2004 is as follows:
     o    Net sales of 8.7 trillion yen.
     o    Ordinary income of 800 billion yen.
     o    Net income of 510 billion yen.

In addition, TMC increased its consolidated vehicle sales forecast by 160 thousand to 6.57 million vehicles.

Araki concluded, "Even if the exchange rate remained at current levels in the second half, we hope to offset the impact by enhancing our cost reduction and marketing efforts to increase profits. We intend to make every effort to exceed last year's record consolidated operating profits."

(Please see attached information for details on consolidated and unconsolidated results. Further information is also available on the Internet at www.toyota.co.jp)

     Cautionary Statement with Respect to Forward-Looking Statements

     This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies affecting Toyota's automotive operations, particularly laws, regulations and policies relating to environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies affecting Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in the "Operating and Financial Review and Prospects" and "Information on the Company" sections and elsewhere in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.



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